# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AST SpaceMobile, Inc., CIK 0001780312
CUSIP: 00217D100
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: c/o Rakuten Mobile, Inc., 1-14-1 Tamagawa, Setagaya-Ku, Tokyo, Japan (M0), 158-0094
Date of event which requires filing of this statement: 05/01/2026
Amends the filing with accession number 0000950103-26-006184
Filed by CIK 0001760624
Persons authorized to receive notices and communications: Hiroshi Mikitani, c/o Rakuten Mobile, Inc., 1-14-1 Tamagawa, Setagaya-Ku, Tokyo, Japan (M0), 158-0094, 81-50-5581-6910

## Reporting persons
- Rakuten Mobile, Inc. (CIK 0002035591): type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); source of funds: other (OO); sole voting power 15,510,078; shared voting power 0; sole dispositive power 15,510,078; shared dispositive power 0; aggregate amount beneficially owned 15,510,078 (5.3% of the class)
  Comment: (1) Comprised of 15,510,078 shares of Class A Common Stock of the Issuer. As discussed in Item 2 of this Schedule 13D/A, the other Stockholder Parties (as defined herein) are not included as reporting persons in this Schedule 13D/A, and the Reporting Persons expressly disclaim beneficial ownership of the shares of Class A Common Stock held by the other Stockholder Parties.
  
  (2) Calculations of the percentage of the shares of Class A Common Stock beneficially owned is based on 292,637,039 shares of Class A Common Stock outstanding as of February 26, 2026, as reported in the Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed by the Issuer with the SEC on March 2, 2026 (the "Form 10-K").
- Hiroshi Mikitani (CIK 0001760624): type of reporting person: individual (IN); citizenship or place of organization: Japan (M0); source of funds: other (OO); sole voting power 15,510,078; shared voting power 0; sole dispositive power 15,510,078; shared dispositive power 0; aggregate amount beneficially owned 15,510,078 (5.3% of the class)
  Comment: (1) Comprised of 15,510,078 of Class A Common Stock of the Issuer. Hiroshi Mikitani ("Mr. Mikitani") is the founder, Chairman and Chief Executive Officer of Rakuten Group, Inc. ("Rakuten Group") and Rakuten Mobile, Inc. ("Rakuten Mobile") and has voting and investment discretion with respect to the securities held of record by Rakuten Mobile. By reason of the provisions of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Mikitani may be deemed to be the beneficial owner of the securities beneficially owned by Rakuten Mobile. Mr. Mikitani hereby disclaims beneficial ownership of all such securities, except to the extent of any indirect pecuniary interest therein.
  
  As discussed in Item 2 of this Schedule 13D, the other Stockholder Parties (as defined herein) are not included as reporting persons in this Schedule 13D, and the Reporting Persons expressly disclaim beneficial ownership of the shares of Class A Common Stock held by the other Stockholder Parties.
  
  (2) Calculations of the percentage of the shares of Class A Common Stock beneficially owned is based on 292,637,039 shares of Class A Common Stock outstanding as of February 26, 2026, as reported in the Annual Report on Form 10-K.
- Rakuten Group, Inc. (CIK 0001294591): type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); source of funds: other (OO); sole voting power 15,510,078; shared voting power 0; sole dispositive power 15,510,078; shared dispositive power 0; aggregate amount beneficially owned 15,510,078 (5.3% of the class)
  Comment: (1) Comprised of 15,510,078 of Class A Common Stock of the Issuer. Rakuten Mobile is a wholly-owned subsidiary of Rakuten Group. By reason of the provisions of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Rakuten Group may be deemed to be the beneficial owner of the securities beneficially owned by Rakuten Mobile. Rakuten Group hereby disclaims beneficial ownership of all such securities, except to the extent of any indirect pecuniary interest therein.
  
  As discussed in Item 2 of this Schedule 13D, the other Stockholder Parties (as defined herein) are not included as reporting persons in this Schedule 13D, and the Reporting Persons expressly disclaim beneficial ownership of the shares of Class A Common Stock held by the other Stockholder Parties.
  
  (2) Calculations of the percentage of the shares of Class A Common Stock beneficially owned is based on 292,637,039 shares of Class A Common Stock outstanding as of February 26, 2026, as reported in the Annual Report on Form 10-K.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: AST SpaceMobile, Inc.
Address of issuer's principal executive offices: c/o Rakuten Mobile, Inc., 1-14-1 Tamagawa, Setagaya-Ku, Tokyo, Japan (M0), 158-0094
Comment: This Schedule 13D/A (this "Schedule 13D/A") amends and supplements the Schedule 13D filed by the Reporting Persons (as defined below) on April 6, 2021 (the "Original Schedule 13D"), as amended by Amendment No.1 filed on October 10, 2024 ("Amendment No. 1"), as amended by Amendment No. 2 filed on April 16, 2026 ("Amendment No. 2") and as amended by Amendment No. 3 filed on April 24, 2026 ("Amendment No. 3") (the Original Schedule 13D, as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Schedule 13D/A, the "Schedule 13D") with respect to the Class A Common Stock. Capitalized terms used in this Schedule 13D/A and not defined herein shall have the same meanings ascribed to them in the Original Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended to add the following:

The information set forth in Items 4, 5 and 6 of this Schedule 13D/A is incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended to add the following:

The Trading Plan has been completed. All Sale Shares have been sold pursuant to the Trading Plan.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a) Item 5 of the Original Schedule 13D is hereby amended to add the following:

Mr. Mikitani is the founder, Chairman and Chief Executive Officer of Rakuten Group and Rakuten Mobile and has voting and investment discretion with respect to the securities held of record by Rakuten Mobile. By reason of the provisions of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Mikitani may be deemed to be the beneficial owner of the securities beneficially owned by Rakuten Mobile. Mr. Mikitani hereby disclaims beneficial ownership of all such securities, except to the extent of any indirect pecuniary interest therein.
Amount beneficially owned: 15,510,078 shares of Class A Common Stock.

Percent of Class: 5.3%

Number of shares the Reporting Persons have:

Sole power to vote or direct the vote: 15,510,078 shares of Class A Common Stock. Each share of Class A Common Stock carries one vote per share.

Shared power to vote: 0

Sole power to dispose or direct the disposition of: 15,510,078 shares of Class A Common Stock.

Shared power to dispose or direct the disposition of: 0

Calculations of the percentage of the shares of Class A Common Stock beneficially owned is based on 292,637,039 shares of Class A Common Stock outstanding as of February 26, 2026, as reported in the Annual Report on Form 10-K.
Transactions in the class effected during the past sixty days:
Except as described in this Schedule 13D/A, during the past 60 days, the Reporting Persons effected the following transactions with respect to Class A Common Stock:

Date: April 27, 2026 Transaction: Sale
Number of Shares: 400,000
Average Price Per Share: $76.3098

Date: April 28, 2026 Transaction: Sale
Number of Shares: 430,000
Average Price Per Share: $73.9463

Date: April 29, 2026 Transaction: Sale
Number of Shares: 70,500
Average Price Per Share: $70.3395

Date: April 30, 2026 Transaction: Sale
Number of Shares: 1,800,000
Average Price Per Share: $73.2644

Date: May 1, 2026 Transaction: Sale
Number of Shares: 870,000
Average Price Per Share: $72.0739

Date: May 4, 2026
Transaction: Sale
Number of Shares: 970,000
Average Price Per Share: $69.2240

Date: May 5, 2026 Transaction: Sale
Number of Shares: 969,577
Average Price Per Share: $65.3255

The sales set forth above were effected pursuant to the Trading Plan in open market transactions.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth or incorporated by reference in Items 3, 4 and 5 of this Schedule 13D/A is incorporated by reference in its entirety into this Item 6.

Except as set forth in the Schedule 13D, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Signatures
- Rakuten Mobile, Inc.: /s/ Atsushi Maeda, Atsushi Maeda/Director, Executive Vice President and Chief Financial Officer (05/05/2026)
- Hiroshi Mikitani: /s/ Hiroshi Mikitani, Hiroshi Mikitani (05/05/2026)
- Rakuten Group, Inc.: /s/ Kentaro Hyakuno, Kentaro Hyakuno/Representative Director, Group Senior Executive Vice President (05/05/2026)